October 1, 2015

Deloitte LLP 2800 - 1055 Dunsmuir Street 4 Bentall Centre Vancouver , British Columbia V7X 1P4	KPMG LLP 777 Dunsmuir Street Vancouver, British Columbia V7Y 1K3

AND TO: British Columbia Securities Commission, as Principal Regulator
Ontario Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission – Securities Division
The Manitoba Securities Commission
Autorité des Marchés Financiers
Nova Scotia Securities Commission
Prince Edward Island, Office of the Attorney General Securities Division
New Brunswick, Securities Administration Branch
Securities Commission of Newfoundland and Labrador
Dear Sirs:
Re:    Notice Pursuant to National Instrument 51-102
This Notice is delivered to you pursuant to National Instrument 51-102 – Continuous Disclosure Obligations ("NI 51-102") in connection with the change of auditors of Westport Innovations Inc. ("Westport").

Deloitte LLP (the "Former Auditor") has resigned as auditor of Westport effective September 30, 2015 and the board of directors of Westport has appointed KPMG LLP (the "Successor Auditor") as successor auditors.

This notice is provided to the Former Auditor pursuant to section 4.11(5)(a)(i) of NI 51-102 and to the Successor Auditor pursuant to section 4.11(6)(a)(i) of NI 51-102 (the change of auditor hereafter referred to as the "Change").
In connection with this matter and pursuant to NI 51-102, please be advised that:

1.	the resignation of the Former Auditor was at the request of Westport;

2.	the Change has been approved by Westport's audit committee and board of directors;

3.	no "reportable event", as that term is defined in NI 51-102, occurred prior to the Change;

4.	and, the Report of Independent Registered Public Accounting Firm on the audit of the internal control over financial reporting of Westport as at December 31, 2014 of the Former

Auditor, filed with Westport's audited annual financial statements for the year ended December 31, 2014, dated and originally filed with securities regulatory authorities on March 9, 2015, was amended by way of Notice to Reader on July 23, 2015 (the "Amendment"). The Notice to Reader indicated that, as a result of the material weakness that had been determined to exist, Westport's Chief Executive Officer and Chief Financial Officer had concluded that Westport's disclosure control and procedures were not effective as of December 31, 2014. The Amendment did not impact the reporting of any financial figures including revenues, net loss attributable to Westport, loss per share or net cash flows for the years ended December 31, 2014, 2013 and 2012. The material weakness is more fully described in the Management's Report on Internal Control over Financial Reporting (revised) in Westport's amended management's discussion and analysis of financial condition and results of operations for the year ended December 31, 2014. The Former Auditor also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2014 of the Company and expressed an unmodified unqualified opinion on those financial statements on March 9, 2015.
NI 51-102 requires that both the Former Auditor and the Successor Auditor review this Notice and respond to this Notice by way of letter addressed to the applicable securities commissions (being those indicated above). Such letter must include a statement in respect of each of the statements above stating whether the Former Auditor and Successor Auditor either:
(i)    agree,
(ii)    disagree, and the reasons why, or
(iii)    has no basis to agree or disagree, in respect of each point.
We would ask that you kindly prepare the required response letters and arrange for two originally-signed copies of the same to be delivered to the undersigned (along with an email containing an electronic version of the same) on or prior to October 15, 2015.
We trust you will find the foregoing to be in order. If you have any questions or comments relating to this matter, please do not hesitate to contact the undersigned.
Yours truly,

WESTPORT INNOVATIONS INC.

/s/ Ashoka Achuthan

Ashoka Achuthan
Chief Financial Officer